UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-35644

Bellatrix Exploration Ltd.

(Translation of registrant’s name into English)

Suite 1920, 800 – 5th Avenue S.W.
Calgary, Alberta  T2P 3T6
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                                                                                Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-195668) of Bellatrix Exploration Ltd.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bellatrix Exploration Ltd.

Date: June 4, 2014
	By:	/s/ Edward J. Brown
	Name:	Edward J. Brown
	Title:	Executive Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report, dated June 4, 2014